                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)

                           UNIFAB INTERNATIONAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    90467L209
                                 (CUSIP Number)

                                William A. Hines
                 Midland Fabricators and Process Systems, L.L.C.
             3636 N. Causeway, Suite 300, Metairie, Louisiana 70002
                                 (504) 837-5766
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 13, 2002
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

CUSIP No. 90467L209                    13D                     Page 2 of 9 Pages
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Midland Fabricators and Process Systems, L.L.C.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds
         OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Louisiana
--------------------------------------------------------------------------------

Number of               7.       Sole Voting Power
Shares                           10,379,404 *
Beneficially            --------------------------------------------------------
Owned by                8.       Shared Voting Power
Each                             0
Reporting               --------------------------------------------------------
Person                  9.       Sole Dispositive Power
With                             10,379,404 *
                        --------------------------------------------------------
                        10.      Shared Dispositive Power
                                 0
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         10,379,404 *

         *Represents 7,336,100 shares of common stock held by Midland, and 3,043,304 shares of common stock issuable upon conversion of the convertible debenture issued by UNIFAB in the principal amount of $10,651,564.
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         92.3% **

         **Assumes the conversion of convertible debentures into 3,043,304 shares of common stock.
--------------------------------------------------------------------------------
14.      Type of Reporting Person
         OO
--------------------------------------------------------------------------------

CUSIP No. 90467L209                    13D                     Page 3 of 9 Pages
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         William A. Hines
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds
         AF, OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States
--------------------------------------------------------------------------------

Number of                7.       Sole Voting Power
Shares                            1,097
Beneficially             -------------------------------------------------------
Owned by                 8.       Shared Voting Power
Each                              10,379,404 *
Reporting                -------------------------------------------------------
Person                   9.       Sole Dispositive Power
With                              1,097
                         -------------------------------------------------------
                         10.      Shared Dispositive Power
                                  10,379,404 *

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         10,380,501 *

         *Represents (i) 7,336,100 shares of common stock held by Midland, (ii) 3,043,304 shares of common stock issuable upon conversion of the convertible debenture issued by UNIFAB in the principal amount of $10,651,564, and (iii) 1,097 shares of common stock held directly by Mr. Hines.
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         92.3%**

         **Assumes the conversion of convertible debentures into 3,043,304 shares of common stock.
--------------------------------------------------------------------------------
14.      Type of Reporting Person
         IN
--------------------------------------------------------------------------------

CUSIP No. 90467L209                    13D                     Page 4 of 9 Pages
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Jeanne M. Hines McDaniel
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds
         AF, OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States
--------------------------------------------------------------------------------

Number of               7.       Sole Voting Power
Shares                           0
Beneficially            --------------------------------------------------------
Owned by                8.       Shared Voting Power
Each                             10,379,404 *
Reporting               --------------------------------------------------------
Person                  9.       Sole Dispositive Power
With                             0
                        --------------------------------------------------------
                        10.      Shared Dispositive Power
                                 10,379,404 *

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         10,379,404 *

         *Represents 7,336,100 shares of common stock held by Midland, and 3,043,304 shares of common stock issuable upon conversion of the convertible debenture issued by UNIFAB in the principal amount of $10,651,564.
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         92.3%**

         **Assumes the conversion of convertible debentures into 3,043,304 shares of common stock.
--------------------------------------------------------------------------------
14.      Type of Reporting Person
         IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

         This Statement relates to common stock, $0.01 par value per share of UNIFAB International, Inc. (the "Company"). The principal executive offices of the Company are located at 5007 Port Road, New Iberia, Louisiana 70562.

ITEM 2. IDENTITY AND BACKGROUND

         (a) - (c), (f) This statement is being filed by each of Midland Fabricators and Process Systems, L.L.C., a Louisiana limited liability company ("Midland"), William A. Hines and Jeanne M. Hines McDaniel.

         Midland's business is offshore oil and gas platform fabrication services through its ownership of the securities of the Company. Midland's principal business address is 3636 N. Causeway, Suite 300, Metairie, Louisiana 70002.

         Mr. Hines, a United States citizen, is a manager and the owner of a 45.5% membership interest in Midland. Mr. Hines' business address is c/o Midland Fabricators and Process Systems, L.L.C. International, Inc., 3636 N. Causeway, Suite 300, Metairie, Louisiana 70002. Mr. Hines is Chairman of the Board and President of Nassau Holding Corporation, the parent company of several oilfield-related companies, including Midland. The business address of Nassau Holding Corporation is 3636 N. Causeway, Suite 300, Metairie, Louisiana 70002.

         Ms. Hines McDaniel, a United States citizen, is the owner of a 45.5% membership interest in Midland. Ms. Hines McDaniel is not employed, and her address is c/o Midland Fabricators and Process Systems, L.L.C. International, Inc., 3636 N. Causeway, Suite 300, Metairie, Louisiana 70002.

         (d) During the past five years, none of Midland, Mr. Hines, or Ms. Hines McDaniel has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of Midland, Mr. Hines or Ms. Hines McDaniel has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         On April 26, 2002, the Company entered into a preferred stock purchase, debt exchange and modification agreement with Midland (the "Midland Agreement"). Pursuant to the Midland Agreement and prior to its consummation on August 13, 2002:

     o The Company consented to Midland's acquisition of the rights of the lenders under the Company's credit agreement dated November 30, 1999, as amended, with Bank One Louisiana, N.A. and three other commercial banks. On May 1, 2002, Midland acquired the rights of those lenders under the credit agreement for $13,870,000 in cash, the source of which was capital contributions from its members. On that date, the total amount of the principal, accrued interest and penalties owing under the credit agreement was $21,331,564. Thereafter, and prior to the consummation of the Midland Agreement, Midland advanced the Company $2,814,500 for working capital needs and to establish a cash collateral account with Bank One to secure the Company's obligations under outstanding letters of credit.

     o Midland acquired claims against the Company in the amount of $5,622,881 held by the Company's unsecured creditors. Midland's acquisition cost for these claims was an aggregate of $2,851,373, including payments made for the unsecured creditors, fees paid to a collection agent and attorney's fees. Midland's source of these payments was capital contributions from its members.

          Upon consummation of the Midland Agreement on August 13, 2002:

     o $10,000,000 of the amount the Company owed Midland under the credit agreement was cancelled in exchange for 738 shares of the Company's series A preferred stock.

     o $12,791,024 of the amount the Company owed Midland under the credit agreement was converted into the following, which continue to constitute secured indebtedness under the credit agreement: (i) a convertible debenture in the principal amount of $10,651,564 payable in five equal annual installments, bearing interest at Wall Street Journal Prime (that is, the prime rate of interest reported in the Wall Street Journal in its daily table of "Money Rates") plus 2.5 percentage points and convertible into shares of the Company's common stock at $0.35 per share (the closing price of the Company's common stock on the Nasdaq National Market on March 6, 2002, the date the Company concluded negotiations on the terms of the convertible debenture); and (ii) a promissory note in the principal amount of $2,139,500 (the amount of the advances made to the Company by Midland after the Company entered into the Midland Agreement), which is payable August 13, 2005 and bears interest at the rate of Wall Street Journal Prime plus 3.0 percentage points.

         On August 1, 2003, the shareholders of the Company approved an increase in the number of shares of authorized common stock to 150,000,000 shares, and approved a one-for-ten reverse stock split of the outstanding shares of the Company's common stock, to be effective immediately after the conversion of Midland's series A preferred shares. Accordingly, on August 3, 2003, each share of series A preferred stock was converted into 100,000 shares of the Company's common stock and the one-for-ten reverse stock split was effected, resulting in Midland owning 7,380,000 shares of common stock of the Company. Also as a result of the increase in the Company's authorized shares, Midland had the right, at any time, to convert its convertible debenture into 3,043,304 shares of common stock of the Company.

ITEM 4.  PURPOSE OF TRANSACTION

         Midland acquired the shares of common stock of the Company for the purpose of obtaining a significant equity position in the Company and for the purpose of exerting control over the direction of the Company.

         Prior to consummation of the transaction, Midland agreed to cause its designees to the board of directors to approve the calling of a meeting of shareholders for the purpose of voting on an increase in the authorized number of shares of the Company's common stock, and to approve a rights offering. Midland also agreed to vote its shares in favor of the proposed increase in the authorized number of the Company's shares. The increase in the Company's authorized shares and reverse stock split are described in Item 3.

         In addition, prior to consummation of the transaction, the Company entered into agreements, effective April 2002, terminating the employment agreement of Dailey J. Berard, who was then a director of the Company and was formerly chairman of the board, president and chief executive officer of the Company, and the consulting agreement of Jerome E. Chojnacki, who was then the chairman of the board, president and chief executive officer. Also effective April 2002, the Company obtained the resignation of Mr. Berard as a director and the resignation of Mr. Chojnacki as Chairman of the Board, President and Chief Executive Officer. Upon consummation of the transaction, Charles E. Broussard resigned from the Company's board of directors, and the remaining directors, Perry Segura and George C. Yax, appointed Mr. Hines, Frank J. Cangelosi, Jr., William A. Downey, Daniel R. Gaubert, Donald R. Moore and Allen C. Porter, Jr., all designated by Midland, as members of the board.

         In addition, Midland may engage in effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a) - (j) of Schedule 13D, or enter into discussions with other shareholders and management of the Company regarding any or all of the foregoing. Any actions that Midland might undertake, and the timing of such actions, will depend upon its review of numerous factors, including, among other things, the price levels of the Company's common stock, general market and economic conditions, ongoing evaluation of the Company's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Midland beneficially owns 10,379,404 shares of common stock, which number represents 7,336,100 shares of common stock held by Midland, and 3,043,304 shares of common stock issuable upon conversion of the convertible debenture issued by the Company in the principal amount of $10,651,564. Mr. Hines is a manager of Midland, and Mr. Hines and Ms. Hines McDaniel each own 45.5% of Midland, and therefore are each beneficial owners of 10,379,404 shares of the Company's common stock. In addition, Mr. Hines directly owns 1,097 shares of the Company's common stock. Midland, Mr. Hines and Ms. Hines McDaniel are the beneficial owners of approximately 92.3% of the Company's common stock. The calculation of this percentage is based on 8,201,913 shares of common stock outstanding as of April 20, 2004, as reported in the Company's Form 10-K/A filed on April 29, 2004, and assumes the conversion of convertible debentures into 3,043,304 shares of the Company's common stock.

         (b) Midland

               Number of shares to which Midland has:

               o    Sole power to vote or to direct the vote:
                    10,379,404

               o    Shared power to vote or to direct the vote:
                    0

               o    Sole power to dispose or to direct the disposition of:
                    10,379,404

               o    Shared power to dispose or to direct the disposition of:
                    0

               William A. Hines

               Number of shares to which Mr. Hines has:

               o    Sole power to vote or to direct the vote:
                    1,097

               o    Shared power to vote or to direct the vote:
                    10,379,404

               o    Sole power to dispose or to direct the disposition of:
                    1,097

               o    Shared power to dispose or to direct the disposition of:
                    10,379,404

               Jeanne M. Hines McDaniel

               Number of shares to which Ms. Hines McDaniel has:

               o    Sole power to vote or to direct the vote:
                    0

               o    Shared power to vote or to direct the vote:
                    10,379,404

               o    Sole power to dispose or to direct the disposition of:
                    0

               o    Shared power to dispose or to direct the disposition of:
                    10,379,404

         (c) In the 60 days prior to the date of the event requiring the filing of this Schedule 13D set forth on the cover page hereto, none of Midland, Mr. Hines or Ms. Hines McDaniel effected any transaction in the common stock of the Company.

         On April 26, 2004, Midland sold 40,000 shares of common stock of the Company at prices ranging from $5.62 to $5.83 per share. On April 27, 2004, Midland sold 2,000 shares of common stock of the Company at a price of $5.68 per share. On April 30, 2004, Midland sold 1,900 shares of common stock of the Company at a price of $5.05 per share. All of these shares were sold through unsolicited brokers' transactions pursuant to Rule 144.

         (d) To the knowledge of Midland, Mr. Hines and Ms. Hines McDaniel, no person other than Midland, Mr. Hines or Ms. Hines McDaniel, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Company beneficially owned by Midland, Mr. Hines and Ms. Hines McDaniel.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         In addition to the matters described in Items 3 and 4, prior to consummation of the Midland Agreement, Midland agreed to assist the Company in obtaining a $7 million line of credit, and the Company and Midland subsequently agreed that this line of credit would be in the amount of $8 million. The Company subsequently established the line of credit with the Whitney National Bank; an affiliate of Midland has guaranteed the Company's obligations under the line of credit. In addition, Midland agreed to take all steps necessary to continue the listing of the Company's common stock on the Nasdaq SmallCap Market for a period of at least two years following consummation of the Midland Agreement.

         Upon consummation of the Midland Agreement on August 13, 2002, in addition to the matters listed in Items 3 and 4, Midland transferred to the Company the claims it had acquired from the Company's unsecured creditors in the amount of $5,622,881. In exchange for these claims, the Company delivered to Midland a promissory note in the principal amount of $4,708,936, payable August 13, 2006, and bearing interest at the rate of Wall Street Journal Prime plus 3.0 percentage points. This promissory note also constitutes secured indebtedness under the Company's credit agreement with Midland. $675,000 of the amount the Company owed Midland under the credit agreement was cancelled in exchange for the assignment to Midland of accounts receivable of the Company's subsidiary, Superior Derrick Services of Texas, L.L.C., in the amount of $1,191,405, against which the Company had established reserves of $516,405. $680,000 of the amount the Company owed Midland under the credit agreement (substantially all of which consisted of penalties) was forgiven by Midland, and Midland waived all of the Company's defaults under the credit agreement.

         Since the closing of the Midland Agreement, Midland has provided financial, operational and management support to the Company. Under an informal arrangement with the Company, Midland has agreed to provide financial support and funding for working capital or other needs at Midland's discretion from time to time. Midland provided a standby letter of credit to a customer of the Company in support of a contract included in the Company's backlog at December 31, 2003. The letter of credit was in the amount of $3.1 million and expired on March 31, 2004. Since that time, the Company has been awarded contracts, totaling $13.1 million, which have required a financial guarantee or letter of credit from Midland. During the year ended December 31, 2003, Midland advanced $5,900,000 to the Company for working capital. Midland also provides accounting information system and reporting services to the Company, including maintaining computer hardware and software to process financial information and produce management reports, processing data associated with those reports, assisting in report design and preparation, processing operating and payroll checks, consulting assistance with the design and implementation of financial reporting systems and other related services.

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1           Joint Acquisition Statement Pursuant to Rule 13d-1(k)

Exhibit 2 Preferred Stock Purchase, Debt Exchange and Modification Agreement dated April 26, 2002, by and between Midland Fabricators and Process Systems, LLC and the Company (incorporated by reference to Exhibit 99.2 to the Company's current report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2002)

Exhibit 3 Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's quarterly report on Form 10-Q for the period ended September 30, 2002, as filed with the Securities and Exchange Commission on February 13, 2003)

Exhibit 4           By-laws of the Company (incorporated by reference to Exhibit
                    3.2 to the Company's quarterly report on Form 10-Q for the period ended September 30, 2002, as filed with the Securities and Exchange Commission on February 13, 2003)

Exhibit 5 Act of Acknowledgement, Modification, Receipt and Third Amendment to Amended and Restated Credit Agreement dated August 13, 2002 (incorporated by reference to Exhibit 99.4 to the Company's current report on Form 8-K filed with the Securities and Exchange Commission on August 22, 2002)

Exhibit 6 Debenture dated August 13, 2002 (incorporated by reference to Exhibit 4.1 to the Company's current report on Form 8-K filed with the Securities and Exchange Commission on August 22, 2002)

Exhibit 7 Waiver Letter from Midland Fabricators and Process Systems, LLC to UNIFAB International, Inc. dated August 14, 2002 (incorporated by reference to Exhibit 99.5 to the Company's current report on Form 8-K filed with the Securities and Exchange Commission on August 22, 2002)

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 22, 2004                      MIDLAND FABRICATORS AND
                                         PROCESS SYSTEMS, L.L.C.

                                         By: /s/ William A. Hines
                                             ----------------------------------
                                             William A. Hines
                                             Managing Member

                                         /s/ William A. Hines
                                         --------------------------------------
                                         William A. Hines, individually

                                         /s/ Jeanne M. Hines McDaniel
                                         --------------------------------------
                                         Jeanne M. Hines McDaniel, individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)




                                      S-1